07000710

ES
3E COMMISSION
20549

SEC MAIL PROCESSING RECEIVED FEB 2 3 2007 WASH, D.C. 186 SECTION

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 22990

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Blue Creek Securities, LLC
K/N/A Blue Creek Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Church Street, Suite 500
(No. and Street)

Huntsville	Alabama	35801
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Lee Bagwell (256) 704-5111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Easley, Endres, Parkhill & Brackendorff, P.C.
(Name – *if individual, state last, first, middle name*)

1333 West Loop South, Suite 1400,	Houston	Texas	77027
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Lee Bagwell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Blue Creek Securities, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

LINDA A. HALL NOTARY PUBLIC ALABAMA STATE AT LARGE

MY COMMISSION EXPIRES JUNE 20, 2007

Signature

Financial Operations Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition. (Cash Flow)
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Page 12
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. See Page 12
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. N/A
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A

X (o) Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AC07 7616

ALABAMA STATE BOARD OF PUBLIC ACCOUNTANCY

THIS IS TO CERTIFY

WILLIAM A HAYCRAFT

has paid the required fee and has been granted

TEMPORARY ANNUAL PERMIT NO. 07-509

and is entitled to practice accounting in this state

WILLIAM A HAYCRAFT
EASLEY ENDRES PARKHILL & BRACKENDORFF PC
1333 WEST LOOP S STE 1400
HOUSTON TX 77027

Expires December 31, 2007

J. Lamar Harris
Executive Director

TEXAS STATE BOARD OF PUBLIC ACCOUNTANCY

THE INDIVIDUAL OR FIRM OFFICE IDENTIFIED BELOW IS LICENSED TO PRACTICE PUBLIC ACCOUNTANCY IN TEXAS.

IDENTIFICATION NO.	EXPIRES ON	FORM NO.
029314	12/31/2007	07026073

WILLIAM ALLEN HAYCRAFT
CERTIFIED PUBLIC ACCOUNTANT
1333 W LOOP S STE 1400
HOUSTON TX 77027

BLUE CREEK SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

DECEMBER 31, 2006

CONTENTS

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT

February 16, 2007

Board of Directors
BLUE CREEK SECURITIES, INC.
Huntsville, Alabama

We have audited the accompanying statement of financial condition of BLUE CREEK SECURITIES, INC. as of December 31, 2006, and the related statements of income, stockholder's equity and cash flows for year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BLUE CREEK SECURITIES, INC. as of December 31, 2006, and the results of its operations and its cash flows for year then ended in conformity with accounting principles generally accepted in the United States of America.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

BLUE CREEK SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2006

ASSETS

Cash	$	197,604
Prepaid expenses		33,359
Deposits with clearing broker		35,000
Total assets	$	265,963

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$	11,408
Advances payable, Blue Creek Investment Partners, LLC		52,935
Total liabilities		64,343
Stockholder's equity		
Common stock with par value of $1 per share, 100,000 shares authorized, 1,748 issued and outstanding		1,748
Paid in capital		152,833
Retained earnings		47,039
Total stockholder's equity		201,620
Total liabilities and stockholder's equity	$	265,963

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2006

Revenues	
Commission and fee income	$ 224,304
Dividends and interest	10,440
Other revenue	377
Total revenues	235,121
Expenses	
Salaries and employee benefits	81,444
Office and other operating expenses	127,246
Total operating expenses	208,690
Income before income taxes	26,431
Federal and state income taxes	10,183
Net Income	$ 16,248

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2006

	Shares	Common Stock	Paid in Capital in	Retained Earnings	Total
Balance, beginning of year	1,748	$ 1,748	$ 152,833	$ 30,791	$ 185,372
Net income				16,248	16,248
Balance, end of year	1,748	$ 1,748	$ 152,833	$ 47,039	$ 201,620

The accompanying notes are an integral part of the financial statements.

BLUE CREEK SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	16,248
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in cash related to changes in assets:		
Other assets		402
Increase (decrease) in cash related to changes in liabilities:		
Accounts payable and accrued liabilities		(8,657)
NET CASH PROVIDED BY OPERATING ACTIVITIES		7,993
CASH FLOWS FROM INVESTING ACTIVITIES		-0-
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from (to) Blue Creek Investment Partners, LLC		17,163
NET INCREASE IN CASH AND CASH EQUIVALENTS		25,156
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		172,448
CASH AND CASH EQUIVALENTS, END OF YEAR	$	197,604
SUPPLEMENTAL CASH FLOW DISCLOSURES:		
INTEREST PAID	$	-0-
TAXES PAID	$	15,470

The accompanying notes are an integral part of the financial statements.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BLUE CREEK SECURITIES, INC., a Texas corporation, (the "Company", formerly, Investments & Financial Services, Inc.), was formed on April 1, 1978. The Company was formed for the purpose of conducting business as a broker/dealer in securities. The Company is a member of the National Association of Securities Dealers, Inc.

The Company became a wholly owned subsidiary of Blue Creek Investment Partners, LLC on January 6, 2004.

Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Company considers cash and highly liquid investments with maturities of three months or less when purchased to be cash and cash equivalents.

Marketable Securities

Marketable securities are recorded at market value based on quoted market prices as of the balance sheet date. The difference between cost and market value is included in income.

Revenue Recognition

Realized gains from securities transactions are recognized as securities are sold, on a settlement date basis. The Company's revenues from brokerage and mutual fund commissions are recorded on the settlement date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The federal income tax provision is computed at statutory rates on pre-tax income. Deferred income taxes are provided when income and expenses are recognized in different years for financial and tax reporting purposes.

NOTE 2: INCOME TAXES

The Company records its tax liability in accordance with Financial Accounting Standards Board Statement No. 109, *"Accounting for Income Taxes"*. Current tax liabilities are accrued at statutory rates in effect for the fiscal year. As of December 31, 2006 there were no significant differences between the basis of assets and liabilities reported for financial and tax purposes. Income tax expense for the year ended December 31, 2006 is computed as follows:

Federal tax at the rate of 15%	$ 3,965
Change in tax status (See Note 6)	3,750
State taxes	3,141
Plus (less) the tax effect of rate and other adjustments	(673)
Tax expense	$ 10,183
Deferred tax (benefit)	$ -0-
Current tax expense	10,183
Total tax expense	$ 10,183

NOTE 3: CONCENTRATIONS/RELATED PARTY TRANSACTIONS

The Company serves as a securities broker for its parent, Blue Creek Investment Partners, LLC ("Blue Creek"), an investment advisor registered with the Securities and Exchange Commission. The Company relies on Blue Creek's client relationships in order to generate substantially all of its business. The Company performs brokerage services at no charge for Blue Creek's managed portfolios. The Company retains all fees and commissions for Blue Creek's unmanaged securities portfolios and mutual funds.

As of December 31, 2006, the Company has received unsecured advances from Blue Creek Investment Partners, LLC of $52,935.

NOTE 4: SIPC INSURANCE

The Company's SIPC insurance was paid and in force for the year ended December 31, 2006. The SIPC supplemental report required by Rule 17A-5(e)(4) does not apply to the Company.

NOTE 5: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 (including subordinated indebtedness) and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is currently in compliance with these requirements.

NOTE 6: SUBSEQUENT EVENT

During January, 2007, the Company merged with Blue Creek Securities, LLC, a Delaware limited liability company. The merger had no effect on Company operations. In the current year, the Company accrued a one-time expense of $3,750 related to the effect of changing its tax status.

SUPPLEMENTAL

INFORMATION

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

February 16, 2007

Board of Directors
BLUE CREEK SECURITIES, INC.
Huntsville, Alabama

We have audited the accompanying financial statements of BLUE CREEK SECURITIES, INC. as of and for the year ended December 31, 2006 and have issued our report thereon dated February 16, 2007. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Easley, Endres, Parkhill & Brackendorff, P.C.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

BLUE CREEK SECURITIES, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1

DECEMBER 31, 2006

Net capital computation:	
Stockholder's equity	$ 201,620
Deduct:	
Prepaid assets (non allowable)	(33,359)
Net capital before haircuts on marketable securities positions	168,261
Haircuts on marketable securities	(90)
Net Capital	$ 168,171
Net capital required based on leverage:	
Total liabilities	$ 64,343
Total capital required based on 6 2/3% of liabilities	$ 4,289

Under its current agreement with the NASD, the Company is required to maintain net capital of $50,000.

STATEMENT PURSUANT TO PARAGRAPH (D)(4) OF RULE 17A-5

There was no difference between the above computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Blue Creek Securities, Inc. and included in the Company's unaudited Part II A FOCUS report filing as of December 31, 2006.

STATEMENT OF OMITTED SUPPLEMENTAL DATA

The Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and the Information Relating to Possession or Control Requirements Under Rule 15c3-3 have been omitted because Blue Creek Securities, Inc. is exempt from the requirements of Rule 15c3-3 under condition (k)(2)(ii). The conditions of the exemption were being complied with as of December 31, 2006 and no facts came to our attention to indicate that the exemption had not been complied with during the year ended December 31, 2006.

See accompanying auditors' report.

EASLEY, ENDRES, PARKHILL & BRACKENDORFF, P.C.
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

February 16, 2007

Board of Directors
BLUE CREEK SECURITIES, INC.
Huntsville, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of BLUE CREEK SECURITIES, INC. (the "Company") for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1333 West Loop South
Suite 1400
Houston, TX 77027
Phone: 713.622.0016
Fax: 713.622.5527

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

END